Exhibit 21.1

Subsidiaries of Redfin Corporation

Name of Subsidiary	Jurisdiction
Walk Score Management, LLC	Washington
Redfin Mortgage, LLC	Delaware
Forward Settlement Solutions, Inc. dba Title Forward	Delaware
RDFN Ventures, Inc.	Delaware